SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.

   In the matter of                           )
                                              )
EASTERN UTILITIES ASSOCIATES                  )
Boston, Massachusetts                         )
                                              )
EUA COGENEX CORPORATION                       ) Certificate of
Lowell, Massachusetts                         ) Notification
                                              ) Pursuant to
                                              ) Rule 24
   (70-7287)                                  )
                                              )
(Public Utility Holding Company Act of 1935)  )


   Enclosed herewith for filing by Eastern Utilities Associates and its wholly-owned subsidiary, EUA Cogenex Corporation, in accordance with the Order of the Securities and Exchange Commission entered in the above matter on February 15, 1995 (Release No. 35-26232) and pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, are the consolidated and consolidating balance sheet, income statement, and statement of cash flows of EUA Cogenex for the quarter ended June 30, 1999 and such other information required to be filed by said order.

                                 EASTERN UTILITIES ASSOCIATES

                                 By: /s/ Clifford J. Hebert, Jr.
                                     Clifford J. Hebert, Jr.
                                     Treasurer


                                 EUA COGENEX CORPORATION

                                 By: /s/ Edward T. Liston
                                     Edward T. Liston
                                     President

November 9, 1999

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (1 of 3)
June 30, 1999


ASSETS
                                                                                                            EUA
                                                    EUA                         EUA           EUA       Day Matrix      EUA
                                                  Cogenex                     Cogenex         Day     (fka Day I & II)  NEM
                                               Consolidated   Elimination   (Division)    (Division)    (Division)      Inc.

Utility Plant and Other Investments:
   Utility plant in service                          $             $             $             $                         $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                          94,101,918                  42,934,323     3,582,230     1,150,027   8,493,365
   Less accumulated provision for depreciation   45,520,288                  21,663,005     1,042,683       788,923   4,237,969
   Net non-utility property                      48,581,630                  21,271,318     2,539,547       361,104   4,255,396
   Investments in subsidiaries (at equity)          695,759    38,180,540    38,876,299
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                              21,510,734                  20,254,214
   Leases receivable                             13,855,844                   9,629,336
   Other                                         11,012,713                   4,091,165     1,648,602
   Total Utility Plant and Other Investments     95,656,680    38,180,540    94,122,332     4,188,149       361,104   4,255,396
Current Assets:
   Cash and temporary cash investments            2,142,318                     444,896       342,954                   287,942
   Notes receivable                              18,837,141    16,063,210    31,762,077     2,942,871
   Leases receivable                              2,179,772                   1,197,290
   Accounts receivable - Net:
       Customers                                 10,575,604                   5,019,396     1,728,437                   402,772
       Accrued unbilled revenue
       Others                                    10,464,266                   7,603,572         5,395                   (12,583)
   Accounts receivable - associated companies       612,683     4,214,572     4,321,304       389,721
      Materials and supplies (at average cost):

     Plant materials and operating supplies         856,472                      15,354       193,997       519,744
   Other current assets                             562,414       213,973       592,796       119,080
       Total Current Assets                      46,230,670    20,491,755    50,956,685     5,722,455       519,744     678,131
Deferred Debits:
   Unamortized debt expense                         248,794                     248,794
   Unrecovered regulatory plant costs
   Other deferred debits                          3,378,781                   1,982,095        (9,222)                1,008,990
       Total Deferred Debits                      3,627,575                   2,230,889        (9,222)                1,008,990
   Total Assets                                $145,514,925   $58,672,295  $147,309,906    $9,901,382      $880,848  $5,942,517


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS (2 of 3)
June 30, 1999


ASSETS
                                                                                      EUA
                                                          EUA           EUA         COGENEX         EUA           EUA
                                                        Cogenex      Citizens         WEST         MUPA        WestCoast
                                                        Canada      Corporation   Corporation  (Partnership) (Partnership)

Utility Plant and Other Investments:
   Utility plant in service                                $             $             $             $             $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                                    79,038     4,404,700     1,622,430                   2,038,920
   Less accumulated provision for depreciation                911     1,282,587       601,839                   2,015,609
   Net non-utility property                                78,127     3,122,113     1,020,591                      23,311
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                       (46,489)                  1,147,218
   Leases receivable                                                                1,572,434
   Other                                                   18,481       119,699     4,654,369                      25,883
   Total Utility Plant and Other Investments               50,119     3,241,812     8,394,612                      49,194
Current Assets:
   Cash and temporary cash investments                     61,619       (36,801)      372,095                      60,798
   Notes receivable                                        32,834                     148,888
   Leases receivable                                                                  363,729
   Accounts receivable - Net:
       Customers                                          306,860     1,198,232       378,258                      13,917
       Accrued unbilled revenue
       Others                                              62,389       349,503       743,775                     749,706
   Accounts receivable - associated companies              96,647         2,132        17,451
      Materials and supplies (at average cost):

     Plant materials and operating supplies                                           127,377
   Other current assets                                       428         6,593        57,490
       Total Current Assets                               560,777     1,519,659     2,209,063                     824,421
Deferred Debits:
   Unamortized debt expense
   Unrecovered regulatory plant costs
   Other deferred debits                                    4,961       322,795        44,886
       Total Deferred Debits                                4,961       322,795        44,886
   Total Assets                                          $615,857    $5,084,266   $10,648,561            $       $873,615


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS  (3 of 3)
June 30, 1999


ASSETS

                                                         EUA           EUA            EUA
                                                       FRC II        EC&S I          EC&S II
                                                    (Partnership) (Partnership)  (Partnership)

Utility Plant and Other Investments:
   Utility plant in service                               $             $           $
   Less accumulated provision for depreciation
     and amortization
   Net utility plant in service
   Construction work in progress
   Net utility plant
   Non-utility property                                   77,490    11,573,265      18,146,130
   Less accumulated provision for depreciation            77,490     3,577,687      10,231,585
   Net non-utility property                                          7,995,578       7,914,545
   Investments in subsidiaries (at equity)
   Excess of carrying values of investments
     in subsidiaries
   Notes receivable                                                    155,791
   Leases receivable                                                 1,058,400       1,595,674
   Other                                                               398,983          55,531
   Total Utility Plant and Other Investments                         9,608,752       9,565,750
Current Assets:
   Cash and temporary cash investments                    52,909       188,663         367,243
   Notes receivable                                                     13,681
   Leases receivable                                                   110,233         508,520
   Accounts receivable - Net:
       Customers                                                     1,312,110         215,622
       Accrued unbilled revenue
       Others                                                          198,274         764,235
   Accounts receivable - associated companies
      Materials and supplies (at average cost):

     Plant materials and operating supplies
   Other current assets
       Total Current Assets                               52,909     1,822,961       1,855,620
Deferred Debits:
   Unamortized debt expense                             248,794                        248,794
   Unrecovered regulatory plant costs
   Other deferred debits                              3,378,781                      1,982,095
       Total Deferred Debits                          3,627,575                      2,230,889
   Total Assets                                    $145,514,925    $58,672,295    $147,309,906

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS  (1 of 2)
June 30, 1999



LIABILITIES                                                                                                  EUA
                                                     EUA                         EUA           EUA       Day Matrix      EUA
                                                   Cogenex                     Cogenex         Day     (fka Day I & II)  NEM
                                                Consolidated   Elimination   Corporation   (Division)    (Division)      Inc.

Capitalization:
   Common equity                                 $44,538,474   $15,002,420   $44,151,941    $3,648,339 ($3,173,105) $9,089,664
   Non-redeemable preferred stock of subs.
   Redeemable preferred stock of
     subsidiaries - net                                   75
   Preferred stock redemption cost
Partnerships' capital                                           23,188,120
   Long-term debt - net                           72,300,000                  72,300,000
     Total Capitalization                        116,838,549    38,190,540   116,451,941     3,648,339  (3,173,105)  9,089,664
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year              6,700,000                   6,700,000
   Notes payable                                  13,646,367    16,063,210    13,700,000     1,672,073   3,619,406     150,000
   Accounts payable                                  499,792                      (8,336)      625,032
   Accounts payable - associated companies         1,071,294     4,214,572     1,432,654     3,596,752     281,648      (4,382)
   Customer deposits
   Taxes accrued                                      35,563                       4,153         3,526
   Interest accrued                                1,171,967       213,973     1,171,968        14,662     152,899
   Dividends declared
   Other current liabilities                       8,607,227                   7,168,551       110,013
     Total Current Liabilities                    31,732,210    20,491,755    30,168,990     6,022,058   4,053,953     145,618
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                          2,095,201       (10,000)    1,785,672       230,985                     933
     Total Deferred Credits                        2,095,201       (10,000)    1,785,672       230,985                     933
Accumulated deferred taxes                        (5,151,035)                 (1,096,697)                           (3,293,698)
Commitments and contingencies
  Total Liabilities and Capitalization          $145,514,925   $58,672,295  $147,309,906    $9,901,382    $880,848  $5,942,517


( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS  (2 of 3)
June 30, 1999

LIABILITIES                                                                 EUA
                                                EUA           EUA         COGENEX         EUA
                                              Cogenex      Citizens        WEST          MUPA
                                              Canada      Corporation   Corporation  (Partnership)

Capitalization:
   Common equity                               $696,833      $591,077    $4,536,145
   Non-redeemable preferred stock of subs.
   Redeemable preferred stock of
     subsidiaries - net                                            75
   Preferred stock redemption cost
   Partnerships' capital                                                                      (29)
   Long-term debt - net
     Total Capitalization                       696,833       591,152     4,536,145           (29)
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable                                (52,320)    3,898,159     6,722,259
   Accounts payable                             (95,985)        3,840       (24,759)
   Accounts payable - associated companies     (148,519)       46,554        18,938            29
   Customer deposits
   Taxes accrued                                 26,186            70         1,628
   Interest accrued                                            17,376        29,035
   Dividends declared
   Other current liabilities                    130,392       339,955       250,952
     Total Current Liabilities                 (140,246)    4,305,954     6,998,053            29
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                        65,453        41,845        14,135
     Total Deferred Credits                      65,453        41,845        14,135
Accumulated deferred taxes                       (6,183)      145,315      (899,772)
Commitments and contingencies
  Total Liabilities and Capitalization         $615,857    $5,084,266   $10,648,561

( ) Denotes Contra


EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING BALANCE SHEETS  (3 of 3)
June 30, 1999



LIABILITIES
                                                EUA           EUA           EUA         EUA
                                             WestCoast      FRC II        EC&S I      EC&S II
                                           (Partnership) (Partnership) (Partnership) (Partnership)

Capitalization:
   Common equity
   Non-redeemable preferred stock of subs.
   Redeemable preferred stock of
     subsidiaries - net
   Preferred stock redemption cost
   Partnerships' capital                        867,842        52,909    11,261,557   11,005,841
   Long-term debt - net
     Total Capitalization                       867,842        52,909    11,261,557   11,005,841
Current Liabilities:
   Preferred stock sinking fund requirements
   Long-term debt due within one year
   Notes payable
   Accounts payable
   Accounts payable - associated companies        5,773                      9,229       47,190
   Customer deposits
   Taxes accrued
   Interest accrued
   Dividends declared
   Other current liabilities                                                167,367      439,997
     Total Current Liabilities                    5,773                     176,596      487,187
Deferred Credits:
   Unamortized investment credit
   Other deferred credits                                                    (5,959)     (47,863)
     Total Deferred Credits                                                  (5,959)     (47,863)
Accumulated deferred taxes
Commitments and contingencies
  Total Liabilities and Capitalization         $873,615       $52,909   $11,432,194  $11,445,165


( ) Denotes Contra



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS  (1 of 3)
FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                                                                          EUA
                                                   EUA                         EUA           EUA       Day Matrix        EUA
                                                 Cogenex                     Cogenex         Day     (fka Day I & II)    NEM
                                              Consolidated   Elimination   Corporation   (Division)    (Division)        Inc.

Operating Revenues                             $20,190,186                 $7,049,937    $3,243,148        $41,051    $1,807,150
Operating Expenses:
   Operation                                    14,117,765                   5,524,248     2,973,055       660,947        51,929
   Maintenance                                     575,758                     214,582                                     7,876
   Depreciation and amortization                 5,433,325                   2,804,015       158,359       115,004       275,093
   Taxes - Other than income                       400,898                     183,792       118,069        16,755
              - Income (credit)                 (1,436,743)                 (1,902,484)                                  356,092
              - Deferred                          (822,620)                   (955,897)                                  160,823
      Total Operating Expenses                  18,268,383                   5,868,256     3,249,483       792,706       851,813
         Operating Income                        1,921,804                   1,181,681        (6,335)     (751,655)      955,337
Other Income and Deductions:
   Interest and dividend income                  2,831,066       394,407     2,765,099        66,882
   Equity in earnings of jointly-
     owned companies                                68,809     1,640,372     1,709,181
   Allowance for other funds used during
     construction
   Other (deductions) income - net              (4,815,295)                 (4,790,780)          150
     Total Other Income                         (1,915,420)    2,034,779      (316,500)       67,032
       Income (Loss) Before Interest Charges         6,384     2,034,779       865,181        60,697      (751,655)      955,337
Interest Charges:
   Interest on long-term debt                    3,517,414                   3,517,414
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                             434,493       394,407       431,628        43,778        84,862
   Allowance for borrowed funds used during
     construction - (credit)                      (122,776)                    (60,000)      (20,712)
       Total Interest Charges                    3,829,131       394,407     3,889,042        23,066        84,862
         Net Income (Loss) before preferred
                 return                         (3,822,747)    1,640,372    (3,023,861)       37,631      (836,517)      955,337
Preferred Return Requirement
         Net (Loss) Income                     ($3,822,747)   $1,640,372   ($3,023,861)      $37,631     ($836,517)     $955,337





EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS  (2 of 3)
FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                                                  EUA
                                                      EUA           EUA         COGENEX         EUA
                                                    Cogenex      Citizens        WEST          MUPA
                                                    Canada      Corporation   Corporation  (Partnership)

Operating Revenues                                               $3,861,623     1,818,669
Operating Expenses:
   Operation                                           79,039     3,165,662     1,564,330            (1)
   Maintenance                                                       35,122        29,361
   Depreciation and amortization                        4,408       288,282       288,106
   Taxes - Other than income                            1,727        52,980        27,575
              - Income (credit)                        (2,959)      104,032         8,576
              - Deferred                               (6,182)       (4,294)      (17,070)
      Total Operating Expenses                         76,033     3,641,784     1,900,878            (1)
         Operating Income                             (76,033)      219,839       (82,209)            1
Other Income and Deductions:
   Interest and dividend income                         4,626                    165,961
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                     61,336          (100)      (52,376)
     Total Other Income                                65,962          (100)      113,585
       Income (Loss) Before Interest Charges          (10,071)      219,739        31,376             1
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)                                               95,264       173,368
   Allowance for borrowed funds used during
     construction - (credit)                                        (20,995)      (21,069)
       Total Interest Charges                                        74,269       152,299
         Net Income (Loss) before preferred return    (10,071)      145,470      (120,923)            1
Preferred Return Requirement
         Net (Loss) Income                           ($10,071)     $145,470     ($120,923)           $1



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING INCOME STATEMENTS (3 of 3)
FOR THE SIX MONTHS ENDED JUNE 30, 1999


                                                     EUA           EUA           EUA            EUA
                                                  WestCoast      FRC II        EC&S I         EC&S II
                                                (Partnership) (Partnership) (Partnership)    (Partnership)

Operating Revenues                                  $217,048                    $881,763       $1,269,797
Operating Expenses:
   Operation                                             381                      53,865           44,309
   Maintenance                                        14,451                      94,231          180,135
   Depreciation and amortization                      80,262                     400,250        1,019,546
   Taxes - Other than income
              - Income (credit)
              - Deferred
      Total Operating Expenses                        95,094                     548,346        1,243,990
         Operating Income                            121,954                     333,417           25,807
Other Income and Deductions:
   Interest and dividend income                       27,643                      71,515          123,747
   Equity in earnings of jointly-
     owned companies
   Allowance for other funds used during
     construction
   Other (deductions) income - net                      (151)                       (594)         (32,780)
     Total Other Income                               27,492                      70,921           90,967
       Income (Loss) Before Interest Charges         149,446                     404,338          116,774
Interest Charges:
   Interest on long-term debt
   Amortization of debt expense and premium
   Other interest expense (principally
     short-term notes)
   Allowance for borrowed funds used during
     construction - (credit)
       Total Interest Charges
         Net Income (Loss) before preferred return   149,446                     404,338          116,774
Preferred Return Requirement
         Net (Loss) Income                          $149,446                    $404,338         $116,774



EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (1 of 3)
FOR THE SIX MONTHS ENDED JUNE 30, 1999

                                                                                                                    EUA
                                                               EUA                         EUA           EUA       Day Matrix
                                                             Cogenex                     Cogenex         Day     (fka Day I & II)
                                                          Consolidated   Elimination   Corporation   (Division)    (Division)
CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                          ($3,822,747)   $1,640,372   ($3,023,861)      $37,631     ($836,517)
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                            5,676,741                   3,047,436       158,358       115,004
    Deferred taxes                                            (822,620)                   (955,897)
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receiv.        (489,612)           (1)     (489,613)
    Costs of energy savings cash sales type projects         4,095,153             1     2,427,452
    Pension liability                                            9,457                       9,457
    Amortization of deferred revenues
    Collections of prin port of project notes
         and leases receivable                               3,996,044                   1,557,595
    Undistributed Equity earnings of subsidiaries                          3,061,061     3,061,061
    Other - net                                               (337,158)     (338,353)   (1,642,481)    1,094,417
Net Changes to Working Capital:
    Accounts receivable                                      4,686,334     4,976,403     6,088,030       479,804          (292)
    Materials and supplies                                     (29,161)                                    3,877       (33,038)
    Accounts payable                                        (1,067,145)   (4,923,489)   (2,597,791)      581,014        51,645
    Accrued taxes                                              (27,162)                     (1,530)      (10,931)
    Accrued interest                                           (15,828)   (1,497,625)      (15,829)     (464,641)       84,862
    Other - net                                              4,729,170     1,497,621     6,088,080        (4,538)
    Net Cash Provided from (Used in) Operating Activ.       16,581,465     4,415,990    13,552,109     1,874,991      (618,336)
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings
        projects                                           (15,340,553)                (11,017,523)   (2,762,167)
    Collections on financing notes and leases receivable     5,681,056                   5,681,056
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activ.      (9,659,497)                 (5,336,467)   (2,762,167)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt                                     (5,100,000)                 (5,100,000)
             Premium on reacquisition and
                financing expenses
         Dividends declared                                               (1,000,000)
      Capital contribution - EUA
      Partner's contribution (withdrawal)                                 (3,754,340)
     Net increase (decrease) in short-term debt            (2,462,071)      338,350    (2,460,000)     (128,986)      618,336
     Net Cash Provided from (Used in) Financing Activ.      (7,562,071)   (4,415,990)   (7,560,000)     (128,986)      618,336
NET (DECREASE) INCREASE IN CASH                               (640,103)                    655,642    (1,016,162)
Cash and temporary cash investments at beginning of year     2,782,421                    (210,746)    1,359,116
Cash and temporary cash investments at end of year          $2,142,318                    $444,896      $342,954
Cash paid during the year for:
              Interest (net of amounts capitalized)         $3,780,447                  $3,780,447
              Income Taxes                                 ($1,373,019)                ($1,552,592)
Conversion of investments in energy saving projects
       to notes and leases receivable
( ) Denotes contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS (2 of 3)
FOR THE SIX MONTHS ENDED JUNE 30, 1999


                                                              EUA           EUA           EUA           EUA        EUA
                                                              NEM         Cogenex      Citizens    Cogenex West    MUPA
                                                              Inc         Canada      Corporation   Corporation    (Partnership)

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                            $955,337      ($10,071)     $145,470     ($120,923)           $1
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                             275,090         4,404       288,284       288,106             0
    Deferred taxes                                            160,823        (6,182)       (4,294)      (17,070)            0
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receiv.
    Costs of energy savings cash sales type projects                                                  1,328,769
    Pension liability
    Amortization of deferred revenues
    Collections of prin port of project notes and
        leases receivable                                                    23,712                   1,998,698
    Undistributed Equity earnings of subsidiaries
    Other - net                                                   944           990        (2,780)       25,092        11,574
Net Changes to Working Capital:
    Accounts receivable                                       308,108      (164,061)      442,493       418,731       (15,552)
    Materials and supplies
    Accounts payable                                         (430,480)       25,648      (737,226)   (1,324,065)        3,978
    Accrued taxes                                                            (7,987)         (109)       (6,605)
    Accrued interest                                                                     (433,237)     (684,608)
    Other - net                                                             (48,494)      120,089       107,483        23,749
    Net Cash Provided from (Used in) Operating Activ.       1,269,822      (182,041)     (181,310)    2,013,608        23,749
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects                 (73,383)      (62,479)   (1,466,730)
    Collections on financing notes and leases receivable
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities                  (73,383)      (62,479)   (1,466,730)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
             Premium on reacquisition and financing expenses
         Dividends declared                                 1,000,000)
      Capital contribution - EUA
      Partner's contribution(withdrawal)                                                                              (23,749)
     Net increase (decrease) in short-term debt                                           179,500      (332,571)
     Net Cash Provided from (Used in) Financing Activ.      1,000,000)                    179,500      (332,571)      (23,749)
NET (DECREASE) INCREASE IN CASH                               269,822      (255,424)      (64,289)      214,307
Cash and temporary cash investments at beginning of year       18,120       317,043        27,488       157,788
Cash and temporary cash investments at end of year           $287,942       $61,619      ($36,801)     $372,095
Cash paid during the year for:
               Interest (net of amounts capitalized)
               Income Taxes                                  $135,456                     $36,236        $7,881
Conversion of investments in energy savings projects
       to notes and leases receivable                                            $0                          $0
( ) Denotes contra

EUA COGENEX CORPORATION AND SUBSIDIARY COMPANIES
CONSOLIDATING STATEMENTS OF CASH FLOWS  (3 of 3)
FOR THE SIX MONTHS ENDED JUNE 30, 1999


                                                            EUA           EUA           EUA            EUA
                                                        WestCoast     FRC II         EC&S I           EC&S II
                                                       (Partnership) (Partnership) (Partnership)    (Partnership)

CASH FLOW FROM OPERATING ACTIVITIES:
Net Income (Loss)                                          $149,446                    $404,338        $116,774
Adjustments to Reconcile Net Income (Loss)
  to Net Cash Provided by Operating Activities:
    Depreciation and amortization                            80,262                     400,252       1,019,545
    Deferred taxes
    Gains on sales of investments in energy savings
       projects paid for with notes and leases receiv.
    Costs of energy savings cash sales type projects                                    134,968         203,965
    Pension liability
    Amortization of deferred revenues
    Collections of prin port of project notes and
          leases receivable                                 117,526                      78,199         220,314
    Undistributed Equity earnings of subsidiaries
    Other - net                                                            35,602       (90,626)       (108,243)
Net Changes to Working Capital:
    Accounts receivable                                     (13,916)      (35,602)       90,687        2,064,307
    Materials and supplies
    Accounts payable                                       (240,625)      (29,416)     (190,340)      (1,102,976)
    Accrued taxes
    Accrued interest
    Other - net                                             (23,817)      (22,318)      (68,820)          55,377
    Net Cash Provided from (Used in) Operating Activities    68,876       (51,734)      758,658        2,469,063
CASH FLOW FROM INVESTING ACTIVITIES:
    Expenditures for investments in energy savings projects 202,740        82,325      (181,376)         (61,960)
    Collections on financing notes and leases receivable
    Proceeds from sale of Assets
     Investments in subsidiaries
     Net Cash Provided from (Used in) Investing Activities  202,740        82,325      (181,376)         (61,960)
CASH FLOW FROM FINANCING ACTIVITIES:
   Redemption:
         Long-term debt
             Premium on reacquisition and financing expenses
         Dividends declared
      Capital contribution - EUA
      Partner's contribution(withdrawal)                   (300,000)      (30,591)     (950,000)      (2,240,000)
     Net increase (decrease) in short-term debt
     Net Cash Provided from (Used in) Financing Activ.     (300,000)      (30,591)     (950,000)      (2,450,000)
NET (DECREASE) INCREASE IN CASH                             (28,384)                   (372,718)         (42,897)
Cash and temporary cash investments at beginning of year     89,182        52,909       561,381          410,140
Cash and temporary cash investments at end of year          $60,798       $52,909      $188,663         $367,243
Cash paid during the year for:
             Interest (net of amounts capitalized)
             Income Taxes
Conversion of investments in energy saving projects
       to notes and leases receivable
( ) Denotes contra






Business Line                        Project Equipment
                                        in Service                  Revenues
                                       as of 6/30/99               as of 6/30/99

Demand Side Mgmt./Energy Mgmt. Service  $80,819,042                 $16,828,755

Manufacturing and Fabrication                                        $3,284,200

Consulting                                                              $77,231

TOTAL                                   $80,819,042                 $20,190,186


Geographic Location                  Project Equipment
                                        in Service                 Revenues
                                       as of 6/30/99               as of 6/30/99

New England / New York Region           $54,256,723                 $14,176,008

United States excluding New England     $26,562,319                  $6,014,178
and New York

Canada                                            0                           0

All areas of the world excluding the
U.S. and Canada
TOTAL                                   $80,819,042                 $20,190,186